UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.           Immediate Report dated March 22, 2015 regarding a Dividend Distribution

EXPLANATION

This Amendment on Form 6-K/A amends the Registrant’s Report on Form 6-K furnished to the Securities and Exchange Commission on March 20, 2015, to change the date of the currency exchange rate according to the Bank of Israel for the dividend calculation from April 29, 2015 to April 13, 2015. Except as so amended, the Registrant’s Report on Form 6-K furnished to the Securities and Exchange Commission on March 20, 2015 remains as originally furnished.

Item 1

March 22, 2015

Immediate Report Regarding a Dividend Distribution

The Company wishes to report that its Board of Directors, in its meeting of March 19, 2015, has decided to distribute a dividend in cash out of the revenues of the fourth quarter, 2014 in the amount of $59,500,000. The dividend amount per share is US$ 0.04680.

Some shareholders will receive the payment in NIS and need to take into account the following: the amount of the dividend per share is not final and will be subject to changes due to the need to convert the amount from US Dollars to Israeli Shekels (NIS), according to the Bank of Israel's representative exchange rate known on April 13, 2015.

The dividend will be paid only to registered shareholders entitled to US$2 or above.

The record date is April 14, 2015; the payment day is April 29, 2015. In the current quarter, a tax of 15% will be deducted. The tax rate for foreign residents is 15% or according to International Tax Treaties, at the lower.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.
By:	/s/ Avi Doitchman
	Name:	Avi Doitchman
	Title:	Executive Vice President, Chief Financial Officer & Strategy

Israel Chemicals Ltd.
By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: March 23, 2015